NEWS RELEASE

EMX Royalty Acquires a Royalty Interest on the Kaukua Palladium Project in Finland

Vancouver, British Columbia, February 25, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the acquisition of a 2% Net Smelter Returns ("NSR") royalty on various exploration licenses totaling just over 1,000 hectares (the "Kaukua Royalty") in Finland from Akkerman Exploration B.V., a private Netherlands company ("Akkerman"). The Kaukua Royalty licenses host palladium-rich platinum group element ("PGE") mineralization at Palladium One Mining Inc.'s ("Palladium One") flagship Läntinen Koillismaa ("LK") project in Finland. An updated mineral resource estimate for the LK PGE project's Kaukua deposit was announced in September, 2019 by Palladium One[1], and the current Kaukua Technical Report can be found at www.Sedar.com. The Kaukua deposit lies within the Kaukua Royalty property.

The Kaukua Royalty was acquired from Akkerman by EMX for C$125,000 and the issuance of 52,000 EMX shares. EMX's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

Palladium One has made the Kaukua project an emphasis of their exploration efforts in Finland, and features the project on their website and in corporate presentations. Palladium One also recently announced plans for a 5,000 meter drill program that will further test the Kaukua project and other targets on the LK property[2].

EMX, one of the leading holders of mineral rights and royalty properties in Fennoscandia, recognized the Kaukua opportunity during assessment of nickel-copper-PGE deposits throughout the region. The acquisition of the Kaukua Royalty is another example of the Company's successful execution of its royalty generation business strategy, whereby EMX's in-region expertise is leveraged to identify royalty acquisition and strategic investment opportunities.

Kaukua Overview. PGE-nickel-copper-gold mineralization at the Kaukua deposit is hosted by the Koillismaa Layered Igneous Complex ("KLIC"), a 2.4-2.5 billion year old layered mafic intrusive complex located in north-central Finland. The KLIC forms part of an east-west trending belt of similar intrusions and nickel, copper and PGE deposits that cross through Finland and into Russia.

Palladium One's Technical Report[3] outlined a pit-constrained mineral resource for the Kaukua deposit at a cut-off of 0.3 g/t palladium (Pd) summarized as (note "Pd Eq" is palladium equivalent)[4]:

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[1] See Palladium One news release dated September 9, 2019.
[2] See Palladium One news release dated February 18, 2019.
[3] "Technical Report for the Kaukua Deposit, Läntinen Koillismaa Project, Finland", dated September 9, 2019.
[4] From Table 1-1 of the Kaukua Technical Report, with explanatory notes that include: "CIM definitions have been followed for the Mineral Resources;  Bulk densities of 2.9 t/m3 have been assigned for all lithologies within the block model except the overburden which has a bulk density of 2.1 t/m3 assigned; The optimization used metal prices (in USD) of $1,100/oz for Pd, $950/oz for Pt, $1,300/oz for Au, $6,614/t for Cu and $15,432/t for Ni; Mining dilution and recovery factors have been assumed at 5% and 95% respectively; Pd Eq is the weighted sum of the Pd, Pt, Au, Ni and Cu grades based on the commodity prices as outlined; and  Errors may occur due to rounding to appropriate significant figures." EMX notes that recoveries and net smelter returns are assumed to be 100% for the Pd Eq calculation.

Mineral Resource Estimate for the Kaukua Deposit - September 2019
Class	Ktonnes	Pd g/t	Pt g/t	Au g/t	Ni %	Cu%	Pd Eq g/t	Pd Eq oz
Indicated	10,985	0.81	0.27	0.09	0.09	0.15	1.8	635,600
Inferred	10,875	0.64	0.20	0.08	0.08	0.13	1.5	525,800

The entirety of the Kaukua deposit's pit-constrained resources are covered by EMX's NSR royalty ground. EMX notes the Technical Report's metal prices of US$1,100/oz palladium and US$1,300/oz gold are well below current spot prices. This embeds considerable upside exposure to increased metal prices in future years.

The Company's Kaukua Royalty also covers multiple additional exploration targets including the majority of the "South Zone", a drill defined zone of mineralization which occurs 500 meters south of the main Kaukua deposit. The Technical Report also highlights exploration potential to the east and west of the Kaukua deposit, concealed beneath shallow overburden.

Kaukua History. PGE-rich styles of mineralization were first recognized at Kaukua by Outokumpu Oy in the late 1980's. The Geological Survey of Finland ("GTK") commenced a focused research and exploration program in the area in 1996, drilling the Kaukua project for the first time in 2004, resulting in drill defined zones of PGE-rich mineralization. Akkerman acquired the Kaukua licenses in 2007 via direct application, and subsequently optioned the rights of those applications to Nortec Ventures Corp. ("Nortec").

After acquiring the Kaukua property, Nortec drilled additional holes and completed a resource estimate and NI 43-101 technical report in 2011. The Kaukua licenses were ultimately acquired by Nickel One Resources Inc. in 2017. Nickel One Resources Inc. subsequently changed its name to Palladium One Mining Inc. in May, 2019, and Palladium One continues to advance the project, as discussed above.

Note: It is the opinion of EMX that the acquisition of the Kaukua Royalty is not a material development for EMX, and therefore the requirement to file an independent technical report under National Instrument 43-101 does not apply in this case.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com